Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: April 25, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as

“believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) on April 25, 2014:

2

I have not spoken about the Foster Wheeler acquisition for some time, but despite the silence, there has been a lot happening. Let me update you on our progress and talk about our plans for further communication.

As you know, we are subject to strict rules about communication because we will be making an offer in the US market. Even this weekly update will be filed with the SEC (US Securities and Exchange Commission) by the end of the day and will become a public document. However, we know that not communicating can foster unnecessary uncertainty and so in future we intend issuing an update on progress at least every other week. We have been discussing this at our Steering Committee meetings (see below) and with the Foster Wheeler team and I believe a similar communication on progress is being sent to Foster Wheeler employees this week.

Let me start by explaining more about the documentation we need to prepare. This is a race against time, as there is an enormous amount of work to do to keep moving this process forward. Further details on each of the items shown below will be available on AMECnet in due course.

•                  In the US, we need to register the AMEC shares to be offered to Foster Wheeler shareholders. The ‘F-4’, which is a document filed with the SEC, is a very lengthy one (over 500 pages) and its preparation has involved teams of lawyers and accountants as well as AMEC and Foster Wheeler employees

•                  In the UK, we need to prepare a prospectus so we can issue the AMEC shares to be offered to Foster Wheeler shareholders. We also need the ‘class 1’ documentation which will allow AMEC shareholders to vote on the proposed acquisition. This will require a general meeting, at which at least 50 per cent of those present and voting will need to approve the acquisition

•                  In parallel, we are working on obtaining anti-trust clearances in multiple jurisdictions, which makes the process more complicated

•                  Separately, but linked to the deal, Foster Wheeler is preparing to ask its shareholders to vote on changes to its articles of association. This is likely to be the first publicly visible sign that the deal is making progress.

The preparation of this documentation is time-consuming and necessary, but it is not how we will create value from the planned combination of AMEC and Foster Wheeler. That value — for our employees, our customers and our shareholders — will come from the successful integration of our two businesses.

Today we have held another Steering Committee meeting. The committee now meets every two weeks, chaired by myself and organised by Garry Dryburgh, the new Integration Director. At our last meeting and, in conformity with applicable antitrust laws, the AMEC team was joined for the first time by Roberto Penno and Gary Nedelka, CEOs of Foster Wheeler’s Global E&C Group and Global Power Group, respectively, for integration planning purposes. Subject to applicable antitrust rules, we believe that their engagement is critical to the future success of our integration effort. And remember, anti-trust laws don’t stop at the boardroom - they also apply to each of you. We all need to be super cautious to remember that until the deal is completed, which we expect to happen in Q3 2014, we are still two separate entities.

We have appointed external consultants, Bain, to provide their expertise and advice on issues around the integration planning process. We want to integrate the two businesses smoothly, so we are creating various work streams to assist this process. Some reflect the big issues which run right across the new group (such as organisational design; vision and value drivers; culture and engagement; communications and branding), others are functional (including communications, finance, HR, HSSE, etc.) or operational. Garry said it right in the latest Inside AMEC: “This is a unique opportunity to leverage what is good from our long histories and build our new future together from there. Together we can decide on the legacy we want to leave”. And that is the right approach. Have you read the interview? LINK

Next week, there will be an AMEC — Foster Wheeler integration planning workshop in London, UK, involving all those on the Steering Committee plus a few other key individuals from both companies, where key topics will be addressed in more detail. This workshop is a really valuable opportunity to shape our future together and I am very excited by the prospect.

We continue to talk to our shareholders and explain why we think the planned combination of our two businesses is so powerful. You will have seen that we issued our Interim Management Statement this week LINK which was well received. I was also interviewed on CNBC and spoke about our strong order book, as well as reflecting on the deal.

I know you may have a lot of questions about topics we are not able to discuss yet, such as cost synergies, planned growth, future branding, organisational structure, and many others. We will try to share this information with you when we can. The fact that you do not hear something every day does not mean nothing is happening. I sincerely believe that as the progress continues to be made, the flow of information will be more frequent.

We are also looking to see if it is feasible to create a common ‘intranet’ for both companies, specifically to bring you the latest information about the integration planning progress as well as the latest news from both companies. I will keep you posted on this. Awareness is everything as the marketers say and I believe it is of utmost importance to keep you well informed.

Samir Brikho